StoneCo Ltd.

R. Fidêncio Ramos, 308, 10th floor—Vila Olímpia

São Paulo—SP, 04551-010

Brazil

October 23, 2018

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Effie Simpson, Staff Accountant
Claire Erlanger, Staff Accountant
Tonya Aldave. Attorney-Advisor
J. Nolan McWilliams, Attorney-Advisor

Re:	StoneCo Ltd. Registration Statement on Form F-1 Registration No. 333-227634

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. Eastern Daylight Time on October 24, 2018 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Byron B. Rooney of Davis Polk & Wardwell LLP at (212) 450-4658 with any questions or comments with respect to this letter.

Sincerely,

STONECO LTD.

By:	/s/ Thiago dos Santos Piau
Name:	Thiago dos Santos Piau
Title:	Chief Executive Officer

Via EDGAR

CC: Byron B. Rooney, Davis Polk & Wardwell LLP